Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: January 25, 2022

Interview with Squawk Box Asia, CNBC

January 21, 2022

Interview Transcript

Interview Debriefing

Gogoro Co-Founder and CEO, Horace Luke, Interview with Squawk Box Asia, CNBC with Sri Jegarajah and Martin Soong

Date of Interview: Friday, 21 January 2022

Interview Time:11:27 clip of the live interview

Spokesperson: Horace Luke, Co-Founder and CEO, Gogoro

Interview Transcript:

Sri: Let's bring in Horace Luke now, CEO of Gogoro who joins us from Taipei. Horace, great to see you there. Do you have any further clarity on the roadmap for when that listing could happen, and there’s never a perfect time to go public is there? And of course, you're playing the long game, but how concerned are you about market conditions, especially as they apply to technology?

Horace: Well. Thanks, guys, for having me on again. It has been a super week, just like you guys said, a great way to continue the decade of sustainability tech and electrification mobility. Early this week we announced that we upsized our PIPE, as you said, from already oversubscribed

$257 million to now $285 million, adding Hero Motorcorp and impact investment firm Engine No.1 to our already great set of investors coming into our company. Last September, we announced that we were adding Foxconn and Gojek's mother company GoTo, so great team up of great set of folks, getting ready for making big impact this decade. Hero, of course you know, needs no introduction, they are the world's largest two-wheeler maker, and we’re just so proud to have them on board as well as Engine No.1, a really well-known impact investment firm that has done a lot work with Exxon Mobil, as well as General Motors to help them focus on sustainability and electromobility, and we are excited about what they can provide on strategic guidance and environment impact as we drive, like you said, into a decade, where we are on the long haul to look at the impact that sustainability can have on economic factors as well as on the world. We are still on track for Q1 listing, late Q1. We are doing great work and we feel like we have a very solid combination coming up with our partner POEMA Global.

Sri: Horace, have you got a line on the market conditions as they do apply to technology, especially given this meltdown that we have seen in Netflix and Peloton. I know they are very different business lines, but what make do you make of the market conditions and listing in this kind of environment?

Horace: You know, I think in any market, you know, the business with good solid fundamentals, will shine above the people that don't. For three decades I have been working on technology and mainly around the past three decades, on really around computing technology, from smartphones to Xbox to a number of devices that change the way we interact with the world and communicate and improve our productivity. But moving forward in the next decade I think the main topic of conversation is gonna be around sustainability and sustainable technology and electric mobility, so you know we are excited, we are getting a lot buzz, investors knocking on our door, wanting to join up, and we have a lot of discussions. For example later today you see will some announcements that involve a number of organizations both public and private, who work to, you know all of us to work towards the electrification in Indonesia. This afternoon's announcement complements the pilot we kicked off with GoJek back in December with their Electrum company, which is a JV and EV company that was established in Jakarta, and combination of these agreements, ongoing projects mean now we are ready to take on the world's third-largest two-wheeler market with our technology that has been proven and that has been working really well here in Taiwan. So, we had a great 2021, we came out of 2021 beating our own estimates in volume, in market share, in revenue, projection that we put on the table, despite almost a three months lockdown, here in Taiwan, due to late COVID upswell. We are aiming for a big 2022.

Martin: Sounds very positive Horace. Listen, I want to ask you a timing question, you are talking about your IPO via SPAC, going at the end in Q1 this year, that is just around the corner. You know this is I guess hopefully for you guys can be a nice big exit, right, but you are still in a growth phase are you not as a company, and with the NASDAQ now even deeper into correction territory, and if this continues, you’ve got to wonder about timing because people are going to be, investors are going to be making a very very sharp distinction between tech that’s profitable and tech that is still profitless. Where does that leave Gogoro?

Horace: Well, if you look at where we are today, I think you know the first word is, you mentioned exit, as you see, us listing is an enabler for us to actually light up all these markets we are talking about. We just lit up China, in Hangzhou ahead of schedule and we lit up Wuxi ahead of schedule, Kunming is now coming up in the next month or so, we have seen a couple more cities in China getting ready for a early summer, kind of a season of two-wheelers, that we are bringing the technology to market on, and so as you look at kind of where we are, we see as a great opportunity for us to operate at the level and have access to resources that they would take for us to go big and we see this as a beginning of something great, rather than an exit to us. It's really an enabler for us to do what we need to do. You know, new partnership launching, new vehicle launching and continued development of our technology beyond mobility so we are going to be super busy and super excited about listing on the Nasdaq.

Martin: When are you going to be profitable?

Horace: You know, the growth, we will focus on growth, if you look at our network business today, we are operating at about a mid 40% when it comes to EBITDA margin, we see this business going to 60% EBITDA margin, it's really about a subscribers based business, super sticky, super, you know, similar to, a lot of large companies that have subscribers, but what is unique about Gogoro is we have a very sticky core. As you look at the last year in 2021, we have almost a quarter of a year where people could not go outside in Taiwan because of COVID. Our revenue numbers from the subscription business has not dropped it all, and as you now look at, now we are lighting up, as we were just talked about, with YAMAHA, yet another vehicle, now we are talking about ten different vehicle makers, totaling up about 19 product lines, and 42 models, so lots of choices for customers. Think us as really the Android of EV, bringing subscribers onto our network that is due to be very profitable once we build the scale that we are looking for.

Sri: Horace, two questions, how would you characterize the competitive environment in battery swapping technology? Do you have the first-mover advantage and if we are talking about scaling the business in the long term, given the right innovation framework and over time, could battery swapping technology work for electric vehicles, work for cars?

Horace: Well, as we look at our competitors' landscape, first of all, we are really focused on urban mobility, densely populated cities, where millions of people are living on top of each other and using two-wheelers and three-wheelers. So, last year we launched two three-wheelers with our partners. This is in addition to all the two-wheelers we offer today with our partners, but as you look at the landscape and I think we definitely have a first-mover advantage, we started back in 2011 before everybody even talked about even battery swapping, nevertheless, even electric two-wheelers, so, through the last decade we have a lot of lessons learned. We have built a tremendous moat around technology, around partnership and around you know just operational know how and tools we developed for the system, after several years in Taiwan where we proved the technology we pilot today. This is when we are taking in kind of copy and paste, copy and paste to other markets. And it's obvious with a lot large-scale partners we been working with, like Hero MotorCorp, the world's number 1 gasoline two-wheeler maker, Yadea, we worked within China that is the world's largest electric two-wheeler makers and Dachangjiang, Haojue, China's largest two-wheel ICE vehicle maker, as well as now GoTo and Gojek, the largest technology companies in Indonesia. So, the No.1 market, No.2 market, and No.3 market in the world with No.1, No.2 and No.3 players in the world. So, players like that have a lot of choices and they do their due diligence and we are very proud to be able to partner with people like that, because ultimately it tells investors that we’ve got our technology right. We’ve got our business model right. It is not trial and error, once you put your infrastructure in, you put your infrastructure in, and that’s a long long long term investment, and in a place like Taiwan, where we just started back in 2015, this year, by the end of this year, we will have more stations located than gas stations, making it super convenient for our customers. This last quarter, last December, we saw the largest number out of Taipei, battery swapping vehicles using Gogoro technology, accounted for 28% of all vehicles sold. So, without any restrictions on ICE vehicle running around in the city, we are seeing customers voting with their pocket, and voting with their choice of vehicle they going chose for the next decade and these vehicles, once you buy it, you own it for ten years or more. So that creates a steady business for Gogoro and with great solid business fundamentals coming out Taiwan, we bring that to Hangzhou, we bring that to the rest of China, as well as with India later this year, and of course later today, you will see some announcements around Indonesia. So just a really really super busy year for Gogoro.

Martin: Can you tell us the Indonesian news right now?

Horace: It's a partnership across four different, five different companies, both in the privately held company as well as companies that have a public interest in, this is an MOU that we will announce, that we are going to work together all the way from energy cells to battery packs to electric vehicles, to battery swapping. So, it is a massive MOU that involves a market that we see huge market opportunities in. And that’s just the start of Southeast Asia.

Martin: You leave us hanging but OK we will wait to see what you actually announce and leave it with national names on the deal. Horace great to talk to you. Appreciate the time. Best of luck, keep safe. Do it again soon. Horace Luke, CEO Gogoro.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, timing, projections or other characterizations of future events or circumstances, including expectations related to any PIPE financing, financial projections, projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the timing of launch of any future products, the capability of Gogoro’s technology, Gogoro’s ability to continue to develop its technology or develop new technology, Gogoro’s business plans including its production plans and plans to scale and plans to expand globally, Gogoro’s timing of entry into international markets and ability to be successful in international markets, Gogoro’s ability to obtain supplies and manufacture its products, any benefits of Gogoro’s partnerships including its partnership with Yadea, Dachangjiang, Foxconn, Gojek, GoTo, Yamaha, Hero MotorCorp, Engine No. 1 and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global and benefits of the merger between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, initially filed by Gogoro with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021, as amended, and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, that Gogoro is in the process of completing its financial statements for 2021, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a preliminary proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as amended, and, when available, the definitive proxy statement/prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC, as amended, and when available, will be set forth in the definitive proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.